EXHIBIT 97

EXHIBIT 97

J.W. MAYS, INC. CLAWBACK POLICY

I. BACKGROUND

J.W. Mays, Inc. (the "Company") has adopted this policy ("Policy") to provide for the recovery or "clawback" of certain incentive compensation in the event of a Restatement. This Policy is intended to comply with, and will be interpreted to be consistent with, the requirements of Section 10D of the Exchange Act, Rule 10D-1. Certain terms used in this Policy are defined in Section VIII. below.

II. STATEMENT OF POLICY

The Company shall recover reasonably promptly the amount of erroneously awarded Incentive-Based Compensation in the event that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a "Restatement").

The Company shall recover erroneously awarded Incentive-Based Compensation in compliance with this Policy except to the extent provided under Section V. below.

III.	SCOPE OF POLICY
A.	Covered Persons and Recovery Period. This Policy applies to Incentive-Based Compensation received by a person:
•	after beginning service as an Executive Officer,
•	who served as an Executive Officer at any time during the performance period for that Incentive-Based Compensation,
•	while the Company has a class of securities listed on a national securities exchange, and
•	during the three completed fiscal years immediately preceding the date that the Company is required to prepare a Restatement (the "Recovery Period").

Notwithstanding this look-back requirement, the Company is only required to apply this Policy to Incentive-Based Compensation received on or after January 1, 2024.

For purposes of this Policy, Incentive-Based Compensation shall be deemed "received" in the Company's fiscal period during which the Financial Reporting Measure (as defined herein) specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.

B.	D. Method of Recovery. The Compensation Committee of the Board (the “Committee”) will have discretion in determining how to accomplish recovery of erroneously awarded Incentive-Based Compensation under this Policy, recognizing that different means of recovery may be appropriate in different circumstances.

IV. AMOUNT SUBJECT TO RECOVERY

The amount of Incentive-Based Compensation subject to recovery under this Policy is the amount of Incentive-Based Compensation received that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the restated amounts, computed without regard to any taxes paid or payable.

V. EXCEPTIONS

The Company shall recover erroneously awarded Incentive-Based Compensation in compliance with this Policy except to the extent that the conditions set out below are met and the Committee has made a determination that recovery would be impracticable:

A.	Direct Expense Exceeds Recoverable Amount. The direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered; provided, however, that before concluding it would be impracticable to recover any amount of erroneously awarded Incentive-Based Compensation based on expense of enforcement, the Company shall make a reasonable attempt to recover such erroneously awarded Incentive-Based Compensation, document such reasonable attempt(s) to recover, and maintain that documentation as required by regulatory authorities.
B.	Recovery from Certain Tax-Qualified Retirement Plans. Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

VI. PROHIBITION AGAINST INDEMNIFICATION

Notwithstanding the terms of any indemnification arrangement or insurance policy with any individual covered by this Policy, the Company shall not indemnify any Executive Officer or former Executive Officer against the loss of erroneously awarded Incentive-Based Compensation, including any payment or reimbursement for the cost of insurance obtained by any such covered individual to fund amounts recoverable under this Policy.

VII. DISCLOSURE

The Company shall file all disclosures with respect to this Policy and recoveries under this Policy in accordance with the requirements of the U.S. Federal securities laws, including the disclosure required by the applicable Securities and Exchange Commission (“SEC”) filings.

VIII. DEFINITIONS

Unless the context otherwise requires, the following definitions apply for purposes of this Policy:

“Executive Officer” means the Company’s president, principal financial officer, any vice-president of the Company or any other officer who performs a policy-making function, or any other person who performs similar policymaking functions for the Company. Policy-making function is not intended to include policymaking functions that are not significant. Identification of an Executive Officer for purposes of this Policy will include at a minimum executive officers identified pursuant to 17 CFR 229.401(b).

“Financial Reporting Measures” means any measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements. A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the SEC.

“Incentive-Based Compensation” means any compensation that is granted or earned based wholly or in part upon the attainment of a Financial Reporting Measure.

IX. EFFECTIVENESS

This Policy shall be effective as of January 1, 2024.